Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended

30 September 2012

The following is a review of our financial condition and results of operations as of 30 September 2012 and for the nine-month periods ended 30 September 2012 and 2011, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the nine-month period ended 30 September 2012, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on April 13, 2012 (“2011 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2011 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2012 and for the nine-month periods ended 30 September 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2012 and for the nine-month periods ended 30 September 2012 and 2011. The reported numbers as of 30 September 2012 and for the nine-month periods ended 30 September 2012 and 2011 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month periods ended 30 September 2012 and 2011 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2011, we employed approximately 116,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six zones correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “may” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2011 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil and other central banks;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes; and

•	our success in managing the risks involved in the foregoing.

Certain of the synergies information related to the announced combination with (or acquisition of shares of) Grupo Modelo constitute forward-looking statements and may not be representative of the actual synergies that will result from the announced combination with (or acquisition of shares of) Grupo Modelo because they are based on estimates and assumptions that are inherently subject to significant uncertainties which are difficult to predict, and accordingly, there can be no assurance that these synergies will be realized.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2011 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-Month Period Ended 30 September 2012 Compared to Nine-Month Period Ended 30 September 2011

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2012 and 2011.

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	302,533	299,897	0.9
Revenue	29,471	29,172	1.0
Cost of sales	(12,341)	(12,620)	2.2
Gross profit	17,130	16,552	3.5
Distribution expenses	(2,853)	(2,475)	(15.3)
Sales and marketing expenses	(4,019)	(3,927)	(2.3)
Administrative expenses	(1,625)	(1,490)	(9.1)
Other operating income/expenses	457	401	14.0
Exceptional items	11	(144)	107.6
Profit from operations	9,101	8,917	2.1

EBITDA, as defined(2)	11,134	11,010	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(thousand hectoliters)		(%)(1)

North America	96,475	96,894	(0.4)
Latin America North	89,083	85,210	4.5
Latin America South	23,885	23,816	0.3
Western Europe	22,236	23,302	(4.6)
Central & Eastern Europe	17,842	20,205	(11.7)
Asia Pacific	47,805	45,266	5.6
Global Export & Holding Companies	5,206	5,204	—

Total	302,533	299,897	0.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2012 increased 2.6 million hectoliters, or 0.9%, to 302.5 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2011.

The results for the nine-month period ended 30 September 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012.

•

The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue Brewery Co. Ltd (“Daxue”) and Henan Weixue Beer Group Co. Ltd (“Weixue”), and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, our volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS Capital Partners, L.P. following the disposal of InBev USA in 2009 and the termination of certain Staropramen brewing and distribution rights in 2011. The 2012 acquisitions include the acquisition in Dominican Republic of Cervecería Nacional Dominicana (“CND”). These transactions impacted positively our volumes by 1.4 million hectoliters (net) for the nine-month period ended 30 September 2012 compared to the nine-month period ended 30 September 2011.

Excluding volume changes attributable to the acquisitions and disposals described above, our own beer volumes increased 0.2% in the nine-month period ended 30 September 2012 compared to our own beer volumes for the nine-month period ended 30 September 2011. Our focus brands, which account for more than 68% of our own beer volumes, grew 1.8% in the nine-month period ended 30 September 2012 as compared to the same period in 2011, led by Budweiser globally, the Bud Light Family and Michelob Ultra in the United States, Harbin in China and Antarctica in Brazil. On the same basis, in the nine-month period ended 30 September 2012, our non-beer volumes increased by 2.8% compared to the same period in 2011.

North America

In the nine-month period ended 30 September 2012, our volumes in North America decreased by 0.4% compared to the nine-month period ended 30 September 2011. Excluding the acquisitions and disposals described above, our total volumes would have increased by 0.2% over the same period. Following three challenging years, the industry has shown encouraging improvement in 2012, driven by good weather in the first quarter of 2012 and innovations throughout the year. Our shipment volumes in the United States grew 0.1% and domestic United States beer sales-to-retailers adjusted for the number of selling days declined by 0.2% for the nine-month period ended 30 September 2012 compared to 30 September 2011.

We estimate that our market share trends continued to show solid improvement in the U.S., declining by only approximately 26 bps in the nine-month period ended 30 September 2012, based on estimated beer sales-to-retailers adjusted for the number of selling days, with significant improvements in the premium-plus category following the roll-out of Bud Light Platinum and Bud Light Lime Lime-A-Rita. We estimate we gained market share with the Bud Light Family, Michelob Ultra and our other high-end brands, while our market share remained under pressure as a result of our pricing strategy of closing the gap between our sub-premium and premium brands within our portfolio. These gains were offset by market share losses due to a decline in the value segment across the industry, as well as a decline in premium regular, including Budweiser.

In Canada, our beer volumes increased by 0.7% during the nine-month period ended 30 September 2012, driven by a partial recovery from the economic slowdown of last year. We estimate that our market share for the nine-month period ended 30 September 2012 remained around 41%.

Latin America North

In the nine-month period ended 30 September 2012, our volumes in Latin America North increased by 3.9 million hectoliters, or 4.5%, compared to the same period in 2011. Excluding the acquisitions and disposals described above, our total volumes would have increased by 2.7% over the same period, with beer volumes increasing 2.4% and soft drink volumes increasing 3.5% on the same basis.

In Brazil, our beer volumes increased 2.3% during the nine-month period ended 30 September 2012, benefiting from an estimated industry growth of 2.6%, strong Carnival execution, the positive effect of higher consumer disposable income in 2012, and the continued roll-out of liquid and package innovations. However, the year over year volume growth was also impacted by an earlier than normal price increase taken during the third quarter of 2012. Budweiser, which was launched about a year ago, continued to perform well as national distribution was increased. Stella Artois is also growing quickly with almost 50% volume growth during the nine-month period ended 30 September 2012, compared to the same period last year. We estimate that our beer market share for the nine-month period ended 30 September 2012 was 68.7%, 20 bps below our estimate the same period last year.

Latin America South

Latin America South volumes for the nine-month period ended 30 September 2012 increased by 0.1 million hectoliters, or 0.3%, with beer volumes increasing 0.7% and non-beer volumes decreasing by 0.4%, compared to the same period in 2011. Our beer volumes in Argentina grew 0.8% in the nine-month period ended 30 September 2012 compared to the same period in 2011 driven by a stronger industry performance during the first half of 2012 than in the third quarter of 2012, where we have seen a decline in volumes as compared to the third quarter of 2011. We estimate that we gained market share, with a strong performance of Stella Artois in the first eight months of 2012 for which data is available.

Western Europe

Our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2012 decreased by 1.1 million hectoliters, or 4.6%, compared to the nine-month period ended 30 September 2011. Excluding the acquisitions and disposals described above, our volumes would have decreased by 4.3% over the same period. Own beer volumes for the nine-month period ended 30 September 2012 decreased 3.4%.

In Belgium, own beer volumes decreased 5.0% in the nine-month period ended 30 September 2012, driven by a weak industry performance during the first half of 2012, as well market share loss due to competitive activity. In Germany, own beer volumes fell 1.1% in the nine-month period ended 30 September 2012. We estimated that our market share was ahead during the nine-month period ended 30 September 2012, driven by a strong performance of our focus brands Beck’s and Hasseröder. In the United Kingdom, own beer volumes excluding cider declined 8.7% in the nine-month period ended 30 September 2012. Although we estimate that market share in the nine-month period ended 30 September 2012 was below the previous year, we saw an improvement during the third quarter of 2012 with share gains in the off-trade channel. We estimate that Budweiser gained market share in the nine-month period ended 30 September 2012.

Central & Eastern Europe

Our volumes for the nine-month period ended 30 September 2012 decreased by 2.4 million hectoliters, or 11.7%, compared to the nine-month period ended 30 September 2011. In Russia, our beer volumes fell 12.3% over the same period driven by industry weakness and market share loss due to strong competitive promotional activity. We estimate we gained market share in the premium and super-premium segment, as we continued to execute against our premiumization strategy.

In Ukraine, our beer volumes decreased 10.8 % for the nine-month period ended 30 September 2012 compared to the nine-month period ended 30 September 2011 driven by a weak industry and some market share loss.

Asia Pacific

For the nine-month period ended 30 September 2012, our volumes grew 2.5 million hectoliters, or 5.6%, compared to the same period in 2011. Excluding the acquisitions described above, our total volumes would have increased by 4.2% in the nine-month period ended 30 September 2012 compared to the same period in 2011. On the same basis, our beer volumes in China grew 4.3%. We estimate that in China, our focus brands continued to grow well ahead of the rest of our portfolio, growing by 11.1% in the nine-month period ended 30 September 2012. We estimate that we gained market share in the first eight months of 2012 for which data is available.

We continue to strengthen our position through distribution expansion, selective acquisitions and greenfield developments. In the third quarter of 2012, we entered into agreements to acquire majority participations in four breweries in China for an aggregate purchase price of approximately USD 400 million. These acquisitions are expected to support our growth strategy in China with approximately 9 million hectoliters of additional capacity. Subject to customary regulatory approvals, these acquisitions are expected to close in the first quarter of 2013.

Global Export & Holding Companies

For the nine-month period ended 30 September 2012, Global Export & Holding Companies remained fundamentally unchanged, compared to the same period in 2011. Excluding the acquisitions and disposals described above, our volumes would have increased by 2.6%.

Revenue

The following table reflects changes in revenue across our business zones for the nine-month period ended 30 September 2012 as compared to our revenue for the nine-month period ended 30 September 2011.

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million)		(%) (1)

North America	12,268	11,792	4.0
Latin America North	8,020	8,194	(2.1)
Latin America South	2,030	1,815	11.8
Western Europe	2,719	3,021	(10.0)
Central & Eastern Europe	1,293	1,371	(5.7)
Asia Pacific	2,165	1,823	18.8
Global Export & Holding Companies	975	1,156	(15.7)

Total	29,471	29,172	1.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 29,471 million for the nine-month period ended 30 September 2012. This represented an increase of 1.0% as compared to our consolidated revenue for the nine-month period ended 30 September 2011 of USD 29,172 million. The results for the nine-month period ended 30 September 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2011 acquisitions include the acquisitions in China of Daxue and Weixue, and the acquisitions in the United States of Goose Island and certain distribution rights. Furthermore, our volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS following the disposal of InBev USA in 2009 (collectively the “2011 acquisitions and disposals”). The 2012 acquisitions include the acquisition in Dominican Republic of CND (the “2012 acquisition” and together with the 2011 acquisition and disposals, the “2012 and 2011 acquisitions and disposals”). These acquisitions and disposals positively impacted our consolidated revenue by USD 174 million (net) for the nine-month period ended 30 September 2012 compared to the nine-month period ended 30 September 2011.

•

Our consolidated revenue for the nine-month period ended 30 September 2012 also reflects a unfavorable currency translation impact of USD 1,829 million mainly arising from currency translation effects in Latin America North, Latin America South and Western Europe.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our revenue would have increased 6.7% for the nine-month period ended 30 September 2012 compared to the nine-month period ended 30 September 2011. Our consolidated revenue for the nine-month period ended 30 September 2012 was partly impacted by the developments in volumes discussed above. On the same basis, revenue per hectoliter improved 7.3%, supported by revenue management initiatives and mix improvements.

The main business zones contributing to growth in our consolidated revenues were North America, due to price increases implemented at the end of 2011, as well as positive brand mix; Latin America North, driven by the benefit of the price increases from 2011, price increases taken during the third quarter of 2012, positive premium brand mix, and additional direct distribution; Latin America South, as a result of a strong first quarter industry performance and with revenue growth offsetting high cost inflation; and Asia Pacific supported by volume, brand mix and selective price increases.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for nine-month period ended 30 September 2012 as compared to the nine-month period ended 30 September 2011:

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million)		(%)(1)

North America	(5,055)	(5,180)	2.4
Latin America North	(2,634)	(2,761)	4.6
Latin America South	(788)	(721)	(9.3)
Western Europe	(1,161)	(1,278)	9.2
Central & Eastern Europe	(703)	(768)	8.5
Asia Pacific	(1,218)	(1,017)	(19.8)
Global Export & Holding Companies	(781)	(895)	12.7

Total	(12,341)	(12,620)	2.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 12,341 million for the nine-month period ended 30 September 2012. This represented a decrease of USD 279 million, or 2.2%, compared to our consolidated cost of sales for the nine-month period ended 30 September 2011. The results for nine-month period ended 30 September 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated cost of sales by USD 64 million (net) for the nine-month period ended 30 September 2012 compared to nine-month period ended 30 September 2011.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2012 also reflects a positive currency translation impact of USD 595 million mainly arising from currency translation effects in Latin America North, Latin America South and Western Europe.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects, and the effects of the amendment of the distribution system in the United States from a freight pass through system to a delivered price model as described below, our cost of sales would have increased by 4.5%. Our consolidated cost of sales for the nine-month period ended 30 September 2012 was partly impacted by the developments in volumes discussed above. On the same basis, cost of sales increased 6.1% on a per hectoliter basis as compared to the nine-month period ended 30 September 2011, primarily driven by higher commodity costs in most zones, higher labor costs in Latin America South, and brand mix in North America and China.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2012 as compared to the nine-month period ended 30 September 2011. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2012 were USD 8,040 million, representing an increase of USD 549 million, or 7.3% compared to our operating expenses for the same period 2011.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the nine-month period ended 30 September 2012 as compared to the nine-month period ended 30 September 2011:

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million)		(%)(1)

North America	(1,008)	(606)	(66.3)
Latin America North	(972)	(978)	0.6
Latin America South	(182)	(156)	(16.7)
Western Europe	(280)	(315)	11.1
Central & Eastern Europe	(145)	(180)	19.4
Asia Pacific	(184)	(143)	(28.7)
Global Export & Holding Companies	(83)	(97)	14.4

Total	(2,853)	(2,475)	(15.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 2,853 million for the nine-month period ended 30 September 2012. This represented an increase of USD 378 million, or 15.3%, as compared to the nine-month period ended 30 September 2011. The results for the nine-month period ended 30 September 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated distribution expenses by USD 14 million (net) for the nine-month period ended 30 September 2012 compared to the nine-month period ended 30 September 2011.

•	Our consolidated distribution expenses for the nine-month period ended 30 September 2012 also reflect a positive currency translation impact of USD 223 million.

Excluding the effects of the business acquisitions and disposals, the currency translation effects described above, and the effects of the amendment of the distribution system in the United States from a freight pass through system to a delivered price model as described below, the increase in distribution expenses would have been 10.4%, driven by (i) the roll-out of our innovations and additional wholesalers joining the managed freight program in the United States, (ii) higher transportation costs and additional own distribution operations both in the United States and Brazil and (iii) higher labor and transportation costs in Argentina and China.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the nine-month period ended 30 September 2012 as compared to the nine-month period ended 30 September 2011:

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million)		(%)(1)

North America	(1,370)	(1,255)	(9.2)
Latin America North	(949)	(979)	3.1
Latin America South	(222)	(204)	(8.8)
Western Europe	(500)	(590)	15.3
Central & Eastern Europe	(295)	(319)	7.5
Asia Pacific	(531)	(442)	(20.1)
Global Export & Holding Companies	(153)	(138)	(10.9)

Total	(4,019)	(3,927)	(2.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 4,019 million for the nine-month period ended 30 September 2012. This represented an increase of USD 92 million, or 2.3%, as compared to our sales and marketing expenses for the nine-month period ended 30 September 2011. The results for the nine-month period ended 30 September 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 26 million (net) for the nine-month period ended 30 September 2012 compared to the nine-month period ended 30 September 2011.

•	Our consolidated sales and marketing expenses for the nine-month period ended 30 September 2012 also reflect a positive currency translation impact of USD 238 million.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our overall sales and marketing expenses for the nine-month period ended 30 September 2012 would have increased 7.7% due to higher investments behind our brands and innovations.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the nine-month period ended 30 September 2012 as compared to the nine-month period ended 30 September 2011:

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million)		(%)(1)

North America	(358)	(385)	7.0
Latin America North	(472)	(376)	(25.5)
Latin America South	(68)	(57)	(19.3)
Western Europe	(197)	(221)	10.9
Central & Eastern Europe	(77)	(72)	(6.9)
Asia Pacific	(188)	(158)	(19.0)
Global Export & Holding Companies	(264)	(221)	(19.5)

Total	(1,625)	(1,490)	(9.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,625 million for the nine-month period ended 30 September 2012. This represented an increase of USD 135 million, or 9.1%, as compared to our consolidated administrative expenses for the nine-month period ended 30 September 2011. The results for the nine-month period ended 30 September 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012 and currency translation effects.

•

The 2012 and 2011 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 30 million (net) for the nine-month period ended 30 September 2012 compared to the nine-month period ended 30 September 2011.

•	Our consolidated administrative expenses for the nine-month period ended 30 September 2012 also reflect a positive currency translation impact of USD 123 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have increased by 15.2%, partly driven by difficult comparables related to variable compensation accruals.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the nine-month period ended 30 September 2012 as compared to the nine-month period ended 30 September 2011:

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million)		(%)(1)

North America	47	37	27.0
Latin America North	290	288	0.7
Latin America South	(2)	(6)	66.7
Western Europe	13	18	(27.8)
Central & Eastern Europe	5	—	—
Asia Pacific	72	32	125.0
Global Export & Holding Companies	32	32	—

Total	457	401	14.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the nine-month period ended 30 September 2012 was USD 457 million. This represented an increase of USD 56 million, or 14.0%, compared to the nine-month period ended 30 September 2011. The results for the nine-month period ended 30 September 2012 reflect a negative translation impact of USD 51 million.

Excluding the effects of currency translation effects, the net positive effect of our other operating income and expenses would have increased by 26.1% for the nine-month period ended 30 September 2012 as compared to the same period in 2011.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the nine-month period ended 30 September 2012, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the nine-month periods ended 30 September 2012 and 2011:

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011
	(USD million)

Restructuring (including impairment losses)	(16)	(223)
Business and asset disposal (including impairment losses)	62	83
Acquisitions costs business combinations	(35)	(4)

Total	11	(144)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 16 million for the nine-month period ended 30 September 2012 as compared to a net cost of USD 223 million for the nine-month period ended 30 September 2011. The 2012 charges primarily relate to organizational alignments in North America and

Central and Easter Europe and to the integration of CND in order to eliminate overlap or duplicated processes. These one-time expenses as a result of the series of decisions provide us with a lower cost base besides a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 62 million for the nine-month period ended 30 September 2012 compared to a net benefit of USD 83 million for the same period in 2011. The 2012 net benefit relates mainly to the sale of certain non-core assets, with a net gain of USD 51 million, and USD 11 million reversal of provisions for contractual exposures related to divestures of previous years.

Acquisitions costs business combinations

Acquisition costs of USD 35 million for the nine-month period ended 30 September 2012 relate to costs incurred for the combination with Grupo Modelo announced on 29 June 2012 and the acquisition of CND on 11 May 2012.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the nine-month period ended 30 September 2012 as compared to the nine-month period ended 30 September 2011:

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million)		(%)(1)

North America	4,571	4,307	6.1
Latin America North	3,263	3,414	(4.4)
Latin America South	768	667	15.1
Western Europe	599	523	14.5
Central & Eastern Europe	79	33	139.4
Asia Pacific	117	93	25.8
Global Export & Holding Companies	(295)	(119)	(147.9)

Total	9,101	8,917	2.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 9,101 million for the nine-month period ended 30 September 2012. This represented an increase of USD 184 million, or 2.1%, as compared to our profit from operations for the nine-month period ended 30 September 2011. The results for nine-month period ended 30 September 2012 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2011 and 2012, currency translation effects and the effects of certain exceptional items as described above.

•

The 2012 and 2011 acquisitions and disposals described above positively impacted our consolidated profit from operations by USD 32 million (net) for the nine-month period ended 30 September 2012 compared to the nine-month period ended 30 September 2011.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2012 also reflects a negative currency translation impact of USD 737 million.

•

Our profit from operations for the nine-month period ended 30 September 2012 was positively impacted by USD 11 million of certain exceptional items, as compared to a negative impact of USD 144 million for the nine-month period ended 30 September 2011. See “—Exceptional Items” above for a description of the exceptional items during the nine-month periods ended 30 September 2012 and 2011.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the nine-month period ended 30 September 2012 as compared to nine-month period ended 30 September 2011:

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million)		(%)(1)

Profit	6,937	5,419	28.0
Net finance cost	1,447	2,730	47.0
Income tax expense	1,215	1,230	1.2
Share of result of associates	(498)	(462)	7.8

Profit from operations	9,101	8,917	2.1

Depreciation, amortization and impairment	2,033	2,093	2.9

EBITDA, as defined(2)	11,134	11,010	1.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2011 Compared to Year Ended 31 December 2010—EBITDA, as defined” of our 2011 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, increased to USD 11,134 million for the nine-month period ended 30 September 2012. This represented an increase of USD 124 million, or 1.1%, as compared to our EBITDA, as defined, for the nine-month period ended 30 September 2011. The results for the nine-month period ended 30 September 2012 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2011 and 2012 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 11 million (before impairment losses) of certain exceptional items in the nine-month period ended 30 September 2012, as compared to a negative impact of USD 110 million during the nine-month period ended 30 September 2011. See “—Exceptional Items” above for a description of the exceptional items during the nine-month periods ended 30 September 2012 and 2011.

Net Finance Cost

	Nine-month period ended 30 September 2012	Nine-month period ended 30 September 2011	Change
	(USD million)		(%)(1)

Net interest expense	(1,349)	(1,837)	26.6
Accretion expense	(199)	(148)	(34.5)
Other financial results	111	(255)	143.5

Net finance costs before exceptional finance costs	(1,437)	(2,240)	35.8

Mark-to-market adjustment on derivatives	—	(246)	—
Other financial results	(10)	(181)	94.5
Accelerated accretion expense	—	(63)	—

Exceptional finance costs	(10)	(490)	98.0

Net finance costs	(1,447)	(2,730)	47.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the nine-month period ended 30 September 2012 was USD 1,447 million, as compared to USD 2,730 million for the nine-month period ended 30 September 2011, or a decrease of USD 1,283 million.

Net interest expenses reached USD 1,349 million for the nine-month period ended 30 September 2012 compared to USD 1,837 million for the same period in 2011, mainly as a result of reduced net debt levels and the lower coupon resulting from the debt refinancing and repayments which occurred in 2011.

Other financial results for the nine-month period ended 30 September 2012 amount to a net benefit of USD 111 million primarily due to gains from derivative contracts to hedge risks associated with different share-based compensation programs, partially offset by non-cash unrealized foreign exchange translation losses on intercompany payables, costs of currency and commodity hedges, as well as the payment of bank fees and taxes on financial transactions in the normal course of business. For the nine-month period ended 30 September 2012, there was an additional non-cash accretion expense of approximately USD 53 million. This represents the IFRS accounting treatment for the put option associated with the company’s investment in Cervecería Nacional Dominicana S.A. (CND) in Dominican Republic, following the closing of the transaction in May 2012. This non-cash expense will be approximately USD 30 million in a full quarter.

In light of the announced acquisition of the remaining stake in Grupo Modelo, we recognized an exceptional finance cost of USD 10 million during the nine-month period ended 30 September 2012 related to commitment fees for the 2012 facilities agreement we entered into to fund the acquisition. Such commitment fees accrue and are payable periodically on the aggregate undrawn but available funds under these facilities.

Share of result of associates

Our share of result of associates for the nine-month period ended 30 September 2012 was USD 498 million as compared to USD 462 million for the nine-month period ended 30 September 2011, attributable to the results of our investment in Grupo Modelo in Mexico.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2012 amounted to USD 1,215 million, with an effective tax rate of 15.9% (as compared to 19.9% for the nine-month period ended 30 September 2011). Such decrease mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims amounting to USD 136 million.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 1,450 million for the nine-month period ended 30 September 2012, an increase of USD 36 million from USD 1,414 million for the nine-month period ended 30 September 2011, mainly attributable to the improved operating performance of Ambev, partially offset by the depreciation of the Brazilian real to the dollar.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2012 was USD 5,487 million with basic earnings per share of USD 3.43, based on 1,599 million shares outstanding, representing the weighted average number of shares outstanding during the nine-month period ended 30 September 2012. Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the nine-month period ended 30 September 2012 would have been USD 5,492 million and basic earnings per share would have been USD 3.43.

Outlook

Our outlook for 2012 is as follows:

We continue to see good momentum in our U.S. business, supported by a solid commercial plan, a healthy innovation pipeline and good revenue per hectoliter performance. In the U.S., we expect growth in the shipments to wholesalers in the fourth quarter of 2012, with absolute shipments to wholesales and beer sales-to-retailers adjusted for the number of selling days for the full year 2012 closely aligned. We expect our beer volume in Brazil to resume growth in the full year 2012, with a better balance between volume and price than the previous year.

We expect revenue per hectoliter to grow ahead of inflation, on a constant geographic basis, as a result of continued improvement in the portfolio mix and revenue management initiatives. We are amending our guidance for Brazil. Our previous guidance was for an increase in Brazil beer net revenue per hectoliter in full year 2012 at least in line with inflation. We now expect an increase of high single digits. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2012 as it did in 2011. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

We expect cost of sales per hectoliter to increase by mid single digits in 2012 on a constant geographic basis, with global commodity cost increases being partly mitigated by procurement savings and efficiency gains in our operations.

We expect distribution expenses per hectoliter to increase by mid to high single digits. It should also be noted that the U.S. distribution system was amended at the start of the year, from a freight pass-through to a delivered price model. Consequently, in 2012, our cost of sales will decrease and our distribution expenses will increase, with no net impact on EBITDA, as defined. The 2012 quarterly results will therefore include a scope adjustment between cost of sales and distribution expenses of approximately 6% of 2011 North America cost of sales.

We will continue to drive top-line performance by investing behind our brands. We expect that this will lead to an increase in sales and marketing investments of mid to high single digits for the full year 2012.

For the full year 2012, we expect the average coupon on net debt to be in the range of 5.0% to 5.5% per annum. In addition, there will be an additional non-cash accretion expense representing the IFRS accounting treatment for the put option associated with our investments in CND. This expense will be approximately USD 30 million in a full quarter until exercised, with approximately USD 53 million having already been recognized in the nine-month period ended 30 September 2012, following the closing of the transaction in May 2012.

For the full year 2012, our expectation for net capital expenditure is approximately USD 3.2 billion.

As of 30 September 2012, approximately one third of our gross debt is denominated in currencies other than the US dollar, principally the euro. We remain fully committed to reaching our 2012 target of a net debt to normalized EBITDA, as defined (adjusted for exceptional items) ratio to 2:1, before M&A activity. Following the Grupo Modelo combination, we expect to be below this level during the course of 2014.

Recent Developments

Grupo Modelo

As previously announced, on 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for USD 9.15 per share in cash in a transaction valued at USD 20.1 billion. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time.

In a related transaction announced on 29 June 2012, Grupo Modelo will sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the U.S. to Constellation Brands for USD 1.85 billion, giving Constellation Brands 100% ownership and control. As a result, Grupo Modelo’s brands will continue to be imported, marketed and distributed independently in the U.S. through Crown Imports on similar economic terms it receives today while AB InBev will ensure the continuity of supply, quality of products and ability to introduce innovations. Crown Imports will continue to manage all aspects of the business, including making marketing, distribution and pricing decisions.

The transaction, which is expected to close in the first quarter of 2013, is subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions.